UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

Insperity, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

45778Q107
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,809,981
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,809,981
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,809,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,078,052
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,078,052
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,078,052
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 241,343
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 241,343
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,343
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,934
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 130,934
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,934
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,934
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 130,934
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,934
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,934
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 130,934
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,934
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,809,981
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,809,981
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,809,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,809,981
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,809,981
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,809,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,809,981
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,809,981
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,809,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,809,981
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,809,981
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,809,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,809,981
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,809,981
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,809,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45778Q107

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,945
	8	SHARED VOTING POWER 1,809,981
	9	SOLE DISPOSITIVE POWER 1,945
	10	SHARED DISPOSITIVE POWER 1,809,981
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,811,926
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45778Q107

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”).  This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC and Starboard C LP and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 1,078,052 Shares beneficially owned by Starboard V&O Fund is approximately $35,136,205, excluding brokerage commissions. The aggregate purchase price of the 241,343 Shares beneficially owned by Starboard S LLC is approximately $8,466,408, excluding brokerage commissions. The aggregate purchase price of the 130,934 Shares beneficially owned by Starboard C LP is approximately $4,265,875, excluding brokerage commissions. The aggregate purchase price of the 359,652 Shares held in the Starboard Value LP Account is approximately $12,616,153, excluding brokerage commissions.

The 1,945 Shares beneficially owned by Mr. Feld, which include Shares of restricted stock that vest within 60 days hereof, were granted to Mr. Feld by the Issuer in his capacity as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 21,384,413 Shares outstanding, as of May 9, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on May 27, 2016.

A.	Starboard V&O Fund

(a)	As of the close of business on May 31, 2016, Starboard V&O Fund beneficially owned 1,078,052 Shares.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 1,078,052
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,078,052
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference

CUSIP NO. 45778Q107

B.	Starboard S LLC

(a)	As of the close of business on May 31, 2016, Starboard S LLC beneficially owned 241,343 Shares.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 241,343
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 241,343
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Starboard C LP

(a)	As of the close of business on May 31, 2016, Starboard C LP beneficially owned 130,934 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 130,934
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 130,934
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 130,934 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 130,934
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 130,934
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R LP has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.  The transactions in the Shares on behalf of Starboard C LP since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 45778Q107

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 130,934 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 130,934
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 130,934
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R GP has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.  The transactions in the Shares on behalf of Starboard C LP since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Starboard Value LP

(a)
As of the close of business on May 31, 2016, 359,652 Shares were held in the Starboard Value LP Account.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 1,078,052 Shares owned by Starboard V&O Fund, (ii) 241,343 Shares owned by Starboard S LLC, (iii) 130,934 Shares owned by Starboard C LP and (iv) 359,652 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 1,809,981
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,809,981
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC and Starboard C LP since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 1,078,052 Shares owned by Starboard V&O Fund, (ii) 241,343 Shares owned by Starboard S LLC, (iii) 130,934 Shares owned by Starboard C LP and (iv) 359,652 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 1,809,981
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,809,981
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 45778Q107

H.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 1,078,052 Shares owned by Starboard V&O Fund, (ii) 241,343 Shares owned by Starboard S LLC, (iii) 130,934 Shares owned by Starboard C LP and (iv) 359,652 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 1,809,981
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,809,981
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

I.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 1,078,052 Shares owned by Starboard V&O Fund, (ii) 241,343 Shares owned by Starboard S LLC, (iii) 130,934 Shares owned by Starboard C LP and (iv) 359,652 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 1,809,981
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,809,981
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

J.	Mr. Feld

(a)
As of the close of business on May 31, 2016, Mr. Feld beneficially owned 1,945 Shares, which include Shares of restricted stock that vest within 60 days hereof. Mr. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 1,078,052 Shares owned by Starboard V&O Fund, (ii) 241,343 Shares owned by Starboard S LLC, (iii) 130,934 Shares owned by Starboard C LP and (iv) 359,652 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 1,945
2. Shared power to vote or direct vote: 1,809,981
3. Sole power to dispose or direct the disposition: 1,945
4. Shared power to dispose or direct the disposition: 1,809,981

(c)
Mr. Feld has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 45778Q107

K.	Messrs. Smith and Mitchell

(a)
Each of Messrs. Smith and Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 1,078,052 Shares owned by Starboard V&O Fund, (ii) 241,343 Shares owned by Starboard S LLC, (iii) 130,934 Shares owned by Starboard C LP and (iv) 359,652 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,809,981
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,809,981

(c)
None of Messrs. Smith or Mitchell has entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 45778Q107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 1, 2016

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

CUSIP NO. 45778Q107

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 5 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

(84,489)	70.2932	05/26/2016
(29,781)	70.0562	05/26/2016
(65,236)	71.1957	05/27/2016
(92,144)	71.6596	05/31/2016

STARBOARD VALUE AND OPPORTUNITY S LLC

(18,914)	70.2932	05/26/2016
(6,667)	70.0562	05/26/2016
(14,605)	71.1957	05/27/2016
(20,628)	71.6596	05/31/2016

STARBOARD VALUE AND OPPORTUNITY C LP

(10,262)	70.2932	05/26/2016
(3,617)	70.0562	05/26/2016
(7,923)	71.1957	05/27/2016
(11,191)	71.6596	05/31/2016

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

(28,187)	70.2932	05/26/2016
(9,935)	70.0562	05/26/2016
(21,763)	71.1957	05/27/2016
(30,740)	71.6596	05/31/2016